                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                        Templeton China World Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88018X102
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                    COPY TO:
  Michael Pradko                                    Timothy W. Diggins, Esq.
  Harvard Management Company, Inc.                  Ropes & Gray
  600 Atlantic Avenue                               One International Place
  Boston, MA  02210                                 Boston, MA  02110
  (617) 523-4400                                    (617) 951-7389

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2003
                  --------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|.

                               Page 1 of 8 Pages

                                  SCHEDULE 13D

-------------------                                        ---------------------
CUSIP No. 88018X102                                          Page 2 of 8 Pages
-------------------                                        ---------------------

--------------------------------------------------------------------------------

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 President and Fellows of Harvard College

--------------------------------------------------------------------------------

                                                                       (a) [_]
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (b) [_]

--------------------------------------------------------------------------------

   3.      SEC USE ONLY

--------------------------------------------------------------------------------

   4.      SOURCE OF FUNDS*
             WC

--------------------------------------------------------------------------------

   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [_]

--------------------------------------------------------------------------------

   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Massachusetts

--------------------------------------------------------------------------------

                             7.    SOLE VOTING POWER
        NUMBER OF                        4,934,600
         SHARES
      BENEFICIALLY          ----------------------------------------------------
        OWNED BY
          EACH               8.    SHARED VOTING POWER
        REPORTING                        ----
         PERSON
          WITH              ----------------------------------------------------

                             9.    SOLE DISPOSITIVE POWER
                                         4,934,600

                            ----------------------------------------------------

                            10.    SHARED DISPOSITIVE POWER
                                         ----

--------------------------------------------------------------------------------

   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         4,934,600

--------------------------------------------------------------------------------

   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          [_]
           CERTAIN SHARES*

--------------------------------------------------------------------------------

   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         30.3%

--------------------------------------------------------------------------------

   14.     TYPE OF REPORTING PERSON*
                         EP

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages

                                  SCHEDULE 13D
                                  ------------

                        Templeton China World Fund, Inc.
                        --------------------------------

      Item 1. Security and Issuer.
              -------------------

              This statement relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Templeton China World Fund, Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394.

      Item 2.  Identity and Background.
               -----------------------

              This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

              Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

              None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.  Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

              Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

      Item 4.  Purpose of Transaction.
               ----------------------

              Harvard has today issued the press release set forth in Exhibit B. This Schedule 13D filing is occasioned by the issuing of such press release.

              The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or, except as described herein or in previous filings by Harvard on Schedule 13D, with the effect of changing or influencing the control of the Fund.

              Except as described above or in previous filings by Harvard on
      Schedule 13D, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.

                               Page 3 of 8 Pages

      Item 5. Interest in Securities of the Fund.
              ----------------------------------

              (a), (b) Harvard is the beneficial owner of 4,934,600 shares of Common Stock (approximately 30.3% of the shares of Common Stock).

              Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

              (c)    Not applicable.

              (d)    Not applicable.

              (e)    Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to the Securities of the Fund.
              --------------------------------------


              Not applicable.


      Item 7. Material to be Filed as Exhibits.
              --------------------------------


      Exhibit A  --  Information concerning the President, Fellows and executive officers of Harvard.


      Exhibit B  --  Press release issued by Harvard.


                               Page 4 of 8 Pages

                                    Signature
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2003

PRESIDENT AND FELLOWS OF HARVARD COLLEGE


By: /s/ Michael S. Pradko
    ----------------------------
    Name:  Michael S. Pradko
    Title: Authorized Signatory


                               Page 5 of 8 Pages

EXHIBIT INDEX
-------------
                                                            Page Number In
                                                             Sequentially
Number            Description                                Numbered Copy
------            -----------                                -------------

  A               Information Concerning the President,            7
                  Fellows and executive officers of Harvard

  B               Press release issued by Harvard                  8


                               Page 6 of 8 Pages

                                    EXHIBIT A
                                    ---------

                        Directors and Executive Officers
                        --------------------------------

     The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College
------------------------------------------------------------

Name                                Office/Position
----                                ---------------

Lawrence H. Summers                 President

D. Ronald Daniel                    Treasurer

Mark Goodheart                      Secretary

Hanna H. Gray                       Fellow

Conrad K. Harper                    Fellow

James R. Houghton                   Fellow

Robert E. Rubin                     Fellow

Robert D. Reischauer                Fellow


                               Page 7 of 8 Pages

                                   Exhibit B
                                   ---------

         HARVARD MANAGEMENT RESPONDS TO TEMPLETON'S BASELESS LITIGATION

Boston - January 30, 2003. Harvard Management Company, Inc., through its spokesperson, today released the following statement regarding the litigation commenced against President and Fellows of Harvard College, Harvard Management Company, Inc., and Mr. Steven Alperin by Templeton China World Fund, Inc. (NYSE:
TCH), Templeton Dragon Fund, Inc., and Templeton Asset Management Ltd.:

"The allegations in the litigation are baseless. We have acted in accordance with applicable law. The litigation is a desperate act by Templeton and the Funds' Boards of Directors to divert attention from the important issues Harvard has raised regarding the management of Templeton China World Fund and Templeton Dragon Fund.

"We would note that Templeton, a purported advocate of shareholder rights, is apparently unable to accept for itself the same standards it expects of other corporate managers. In particular, in its complaint, Templeton seeks to take away a fundamental right that we have as a shareholder -- the ability to vote our shares.

"Harvard is a long-term investor in both Funds. We have watched as Templeton and the Funds' Boards of Directors have done remarkably little over the years to enhance shareholder value by eliminating the Funds' discounts to net asset value.

"Now, finally, the China Fund Board proposes open-ending that Fund. We believe that is a bad idea. We have instead proposed that the Directors consider what we see as a more measured and moderate step -- having the Fund adopt interval-fund status, effectively limiting the amount of shareholder redemptions that will be allowed in any period of time. That should allow the Fund to manage more favorably the liquidation of the Fund's assets to meet redemptions. By contrast, open-ending will likely result in the sale of the Fund's investments at reduced prices to the detriment of all shareholders.

"Why are the Boards of these Funds wasting time and, we assume, shareholder money suing a Fund shareholder for publicly expressing its views about the Funds? What are Templeton and the Directors afraid of? We say, let the shareholders vote. The China Fund Board has publicly announced that the Fund's annual meeting is expected to be held on March 14. But they haven't filed -- let alone mailed to shareholders -- any proxy materials or apparently taken any other steps to ensure that shareholders will have the ability to express their views at the meeting. We suspect the Board will now try to postpone the meeting in order to delay a shareholder vote.

"If the China Fund Board is genuinely concerned with the welfare of shareholders, it will spend its time and shareholder money holding the annual meeting on time. If the Board wants to influence shareholders' views, it should do so through the lawful proxy process -- not through litigious end-runs designed to thwart shareholder democracy."

Harvard owns 4,934,600 shares, or approximately 30%, of the China Fund's common stock.

ON JANUARY 16, 2003, HARVARD MAILED PROXY MATERIALS TO ALL SHAREHOLDERS OF THE CHINA FUND. YOU MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT AND OTHER PROXY MATERIALS AT THE SEC'S WEBSITE (WWW.SEC.GOV) OR BY CONTACTING MACKENZIE PARTNERS, INC. AT (800) 322-2885 (TOLL-FREE) OR (212) 929-5500 OR VIA E-MAIL AT PROXY@MACKENZIEPARTNERS.COM.

                               Page 8 of 8 Pages